June 15, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Christine Westbrook

Re:	Premier Biomedical, Inc.
Registration Statement on Form S-1 Filed April 24, 2018 Amendment No. 1 to Registration Statement on Form S-1 Filed April 30, 2018 File No. 333-224454

Dear Ms. Westbrook:

The following responses are being provided on behalf of Premier Biomedical, Inc. (the “Company’) in response to your comment letter dated May 23, 2018, regarding the above-listed Registration Statement on Form S-1. We have summarized the Staff’s comments in bold and italics followed by our response. Defined terms not otherwise defined herein have the meanings given to those terms in the Registration Statement.

Amendment No. 1 to the Registration Statement on Form S-1

General

1. In order to register the resale of common stock underlying the convertible notes, the investors must be irrevocably bound to purchase the notes at a set price that is not based on the market price and there can be no conditions to closing that are within the investors' control. We note certain terms in the securities purchase agreement that suggest the investors are not irrevocably bound to acquire the convertible notes. In particular, pursuant to Section 5.1, the investors may terminate the agreement if the closing is not consummated on or before March 20, 2018, which date has already passed. In addition, the investors may assign their rights under the agreement. Please provide us with your analysis as to your eligibility to register the resale of the common stock underlying the convertible notes at this time. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

Response: Although the reference to “the Closing” in Section 5.1 does not explicitly identify which Closing it is referring to, in the context of the agreement this reference could only refer to the First Closing. There are three “Closings” or tranches where the Selling Shareholders purchase convertible notes. As defined in the agreement “Closings” refers to all three closings, so naturally “Closing” refers to only one of the three closings. Based on the time frames given in the Securities Purchase Agreement and the Registration Rights Agreement for certain conditions, the agreements do not contemplate completing the Second Closing or the Third Closing prior to March 20, 2018.

The First Closing Date was March 1, 2018, and on that date the deliveries were made and the conditions to the First Closing were satisfied. Therefore, the ability of the investor to terminate the agreement expired on March 1, 2018 when the First Closing was consummated.

Section 5.7 of the Securities Purchase Agreement states that “any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the ‘Purchasers’ (emphasis added).” Please note that a Purchaser may only assign its rights under the Agreement; the Purchasers may not assign their obligations. Furthermore, any such assignment is only available where the Purchaser assigns or transfers Securities. This does not allow the Purchaser to avoid or modify their obligations, including purchase of the Notes, under the agreement. Only after the Purchaser purchases the Notes and sells the Notes or the Conversion Shares can it then assign its rights to the transferee.

2. We note the definition of "Beneficial Ownership Limitation" set forth in Section 2(b) of your Securities Purchase Agreement. Please tell us whether a purchaser is permitted to reduce the amount of convertible notes purchased in the second and third closings.

Response: The “Beneficial Ownership Limitation” is defined in the agreement as “4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of the Securities on the Closing Date.” Section 2.1(b) allows the purchaser to postpone the purchase of the convertible notes until the Third Closing Date if the issuance would cause them to exceed the Beneficial Ownership Limitation, and Section 2.1 (c) allows the purchaser to reduce the number of shares of common stock it purchases in the Third Closing if necessary to prevent its beneficial ownership from exceeding the Beneficial Ownership Limitation.

However, only convertible notes are being purchased under this particular agreement, and the convertible notes have their own provision that blocks the ability of the holder to convert the note if it would cause them to beneficially own more than 4.99% of the Company’s outstanding common stock. Each of the purchasers has committed to purchase a convertible note at each Closing for the Subscription Amount set forth on the signature page. The purchasers may not reduce this amount and must pay the full Subscription Amount for each convertible note regardless of its beneficial ownership of the Company’s common stock. Because of the limitation on conversion of the notes, the purchase of a convertible note cannot cause a purchaser to exceed the Beneficial Ownership Limitation. Therefore, the provisions of the Securities Purchase Agreement above cannot be triggered and do not affect the purchasers’ Subscription Amounts.

Therefore, the purchasers have no right to reduce the amount of convertible notes they have committed to purchase in the Second Closing or Third Closing.

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

3. We note your disclosure on page 22 that 94.7% of your outstanding common stock is held by non-affiliates, and that the 250 million shares you are registering for resale is approximately 26% of the public float. However, we note your disclosure on page 52 that your officers and directors own at least 11.7% of your outstanding common stock. Please tell us how you determined that the amount registered for resale is only 26% of your public float.

Response: The disclosure on page 22 provided only the percentage of outstanding common stock held by non-affiliates (707,852,878 shares of a total 747,306,550 shares outstanding).

The disclosure of the officers’ and directors’ ownership on page 52 was provided using the definition of beneficial ownership given in Rule 13d-3 of the Exchange Act. Our officers and directors own a combined 39,453,672 shares of our outstanding common stock. They also beneficially own an additional 54,650,000 shares of our outstanding common stock due to convertible preferred stock and warrants that they hold. When we include these shares that are deemed to be beneficially owned because of warrants and preferred stock, it represents a combined beneficial ownership of 11.7% (94,103,672 shares of a total 801,956,550 shares deemed outstanding).

The percentage of our public float being registered for resale is 26% if the calculation is based on shares outstanding after all registered shares are sold (current public float of 707,852,878 shares outstanding plus 250,000,000 shares in this offering equals 957,852,878). Per our telephone conversation, we understand that it is the preference of the Staff to disclose these calculations based on the shares outstanding prior to the offering and adjust for any registered shares remaining under prior registration statements. We have been informed by the selling shareholders involved in the offering of shares of common stock pursuant to our prior registration statement (File No. 333-220268, effective October 26, 2017) that 39,103,951 of the 105,000,000 registered shares remain to be sold. Therefore, we have revised our disclosure to state that the shares being registering plus the shares registered under prior registration statements are approximately 39% of our outstanding shares and approximately 41% of our public float.

4. Given the size and nature of the offering, including certain characteristics of the convertible notes, the transaction appears to be an indirect primary offering. Please revise to identify the selling security holders as underwriters. In the alternative, please explain why you believe the transaction is appropriately characterized as one that is eligible to be made pursuant to Rule 415(a)(1)(i). In your response, please address the factors listed in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Please also address the following which suggest that the investors were not at market risk at the time they entered into the securities purchase agreement:

•	the conversion price under Section 4(b) of the promissory note, which provides for a 60% discount to the lowest traded price of your common shares over the fifteen trading days prior to conversion;

•	the anti-dilution provisions that reduce the conversion price in the event subsequent offerings price below the conversion price;

•	the price per share protection provided until the 40th day following the third closing date; and

•	your ability to service the convertible notes with cash at maturity.

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

Response: We acknowledge the Staff’s comment and respectfully submit that the offering of the Selling Shareholders’ shares of common stock as set forth in the Registration Statement relates to the offering of securities solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below, and therefore, is a secondary offering and is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i).

As of June 12, 2018, 747,306,550 shares of common stock were outstanding. Affiliates own 32,453,672 outstanding shares of common stock and may exercise warrants or convert preferred stock to receive an additional 54,650,000 shares for an aggregate beneficial ownership of 94,103,672 shares of common stock. The Selling Shareholders do not own any outstanding shares of common stock but may convert convertible notes with an aggregate face value of $120,000 to receive approximately 125,000,000 shares of common stock (assuming all notes were converted on June 12, 2018). We will issue an additional $180,000 of convertible notes to the Selling Shareholders after effectiveness of this registration statement, an aggregate of $300,000 of convertible notes that may be converted into 312,500,000 shares of common stock. Notwithstanding the foregoing, the Selling Shareholders may not convert their convertible notes if such conversion would cause them to beneficially own more than 4.99% of all outstanding shares of common stock, and as a result, the Selling Shareholders are not, and never will be, affiliates. Therefore, after subtracting 32,453,672 shares held by affiliates, 707,852,878 shares are held by non-affiliates. The 250,000,000 shares proposed to be sold by the Selling Shareholders are equivalent to 39% of the outstanding shares held by non-affiliates, and when combined with 39,103,951 shares remaining to be sold under a prior registration statement, 41% of outstanding shares held by non-affiliates. After completing the offering of the 250,000,000 shares proposed to be sold by the Selling Shareholders, non-affiliates will own 957,852,878 shares of common stock. Assuming the Selling Shareholders are able to sell all of the 250,000,000 shares proposed to be sold in the offering, the shares will then constitute 26.1% of the shares of our outstanding common stock held by non-affiliates.

The Selling Shareholders do not have sufficient ownership to control shareholder voting or influence our business policies or decision making because of the limitations on conversion of the convertible notes and exercise of the warrants they hold. Under these limitations, they may not convert the convertible notes or exercise their warrants if a conversion or exercise would cause them to own in excess of 4.99% of our outstanding shares of common stock. Further discussion of our relationship with the Selling Shareholders is set forth below.

Rule 415(a)(1)(i) Analysis

Compliance & Disclosure Interpretations, Securities Act Rules, Question 612.09 provides, in pertinent part, as follows:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

As detailed below, we have considered the above factors and respectfully submit that the proposed registration is eligible to be made on a continuous or delayed basis in the future under Rule 415(a)(1)(i) of the Securities Act. The following is our analysis of the factors listed in Question 612.09, as quoted above:

1. How Long the Selling Shareholders Have Held the Shares.

The shares being registered in this offering are underlying shares of convertible notes held by the Selling Shareholders. Pursuant to the Securities Purchase Agreement dated March 1, 2018, the Selling Shareholders have already purchased an aggregate of $120,000 of convertible notes. The Selling Shareholders have also committed to purchase $180,000 of convertible notes within two days after the effectiveness of this resale Registration Statement (i.e., the Third Closing). Following the Third Closing, the Selling Shareholders will hold convertible notes with an aggregate principal amount of $300,000. We are registering 250,000,000 shares for resell upon conversion of these notes.

While a longer holding period is more indicative of an investment transaction as opposed to an underwriting transaction, we note that no particular holding period is required. The Selling Shareholders irrevocably committed to purchase $300,000 of convertible notes on March 1, 2018 by entering into the Securities Purchase Agreement. When the Selling Shareholders entered into the Securities Purchase Agreement, they committed to a process that would take months before they could sell the shares due upon conversion of the notes. Regardless of the various indicators that may be used here, the key underlying matter is whether they purchased the securities for investment or distribution. They have represented to us that they entered into the agreement with investment intent, and this intent is shown by their commitment to purchase convertible notes that they may not be able to convert until months later.

When we filed the Registration Statement, the private offering of the convertible notes was complete and each of the Selling Shareholders was irrevocably bound to the terms of its Securities Purchase Agreement and the convertible notes.

2. Circumstances under which the Selling Shareholders Received the Shares.

The Company privately negotiated with each of the Selling Shareholders in an arm’s length transaction. We respectfully assert that the transactions have the characteristics of an investment transaction by the Selling Shareholders rather than those of an underwritten offering. Unlike an underwritten offering, the Company and Selling Shareholders have no agreement with underwriting terms or any other agreement as to the price at which the Selling Shareholders may resell their shares to the public. The Selling Shareholders will not receive a commission for selling their shares and will be free to make their own individual investment decisions as to the timing of any resale.

While the terms of the private offering to the Selling Shareholders may not be the most favorable to us, they are a product of the extreme risk that the Selling Shareholders took to provide a significant level of funding at a time when our stock was trading below $0.01 and we had yet to show a material amount of revenues in our financial statements. The private offering of the convertible notes was complete upon the filing of this Registration Statement; therefore, the Selling Shareholders bear market risk with respect to the convertible notes and the underlying shares. For these reasons, we believe the private offering to the Selling Shareholders represents an offering that was entered into for investment purposes and not to distribute our securities.

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

3. Relationship of the Selling Shareholders to the Company.

None of the Selling Shareholders is an affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer. The only relationship between us and each Selling Shareholder is the relationship established through the arm’s length financing transactions discussed in the Registration Statement. Each Selling Shareholder has agreed to acquire our securities for investment purposes as a principal, not as an agent, and bears market and issuer risk for all securities purchased. The Selling Shareholders will retain all proceeds from the resale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds we receive from the issuances of the convertible notes to Selling Shareholders are not dependent on the price at which the Selling Shareholders ultimately resell the shares pursuant to the Registration Statement.

In addition, the Selling Shareholders will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any common stock, as applicable. The Selling Shareholders will retain all proceeds from the resale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

At no time since the execution of the Securities Purchase Agreements have the Selling Shareholders had the ability to control or influence the decisions of the Company. With the blocker provisions of the Securities Purchase Agreement and convertible notes held by the Selling Shareholders, they may not acquire more than 4.99% of our outstanding shares of common stock. Therefore, the Selling Shareholders may not become affiliates of the Company and lack the ability to control or influence our decisions based on their ownership positions.

We also note that even if a Selling Shareholder was an affiliate of the Company, pursuant to C&DI 212.15, the Staff has acknowledged that “aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” For the reasons set forth above, we assert that the Selling Shareholders are only connected to the Company as investors that assume market risk with respect to the common stock they acquire upon conversion of the convertible notes, and the sale of these shares is appropriate for resale under Rule 415 (a)(1)(i).

4. The Amount of Shares Involved.

As mentioned above, affiliates beneficially own 11.7% of our outstanding common stock prior to this offering. The Selling Shareholders have an aggregate beneficial ownership of 8.1% of our outstanding common stock prior to this offering. The 250,000,000 shares of our common stock being registered for resale in this Registration Statement would represent 26.1% of our outstanding shares of common stock held by non-affiliates, if issued as of the date hereof.

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

In the context of convertible securities that have the potential for a significant dilutive effect on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than one-third of the issuer’s outstanding shares held by non-affiliates may constitute a primary offering on behalf of the issuer. If all of the shares being registered here were sold, the shares would only represent 26.1% of the outstanding shares held by non-affiliates. Therefore, we assert that the size of this offering does not involve such a significantly high volume of shares of common stock that would exceed the standard used by the Staff or market norms.

While existing shareholders will experience some dilution, the terms of this transaction have been disclosed since March, during which time the Selling Shareholders have held restricted securities. Sufficient time has been given for the market price to reflect the shares held or to be held by the Selling Shareholders. Under this disclosure-based registration process and applicable securities laws and rules, we believe that the amount of shares involved in this resale offering are within the standards of the Staff, law and market norms.

5. Whether the Selling Shareholders are in the Business of Underwriting Securities.

None of the Selling Shareholders is in the business of underwriting securities. At no time have they been affiliated with or acted as securities broker-dealers or representatives thereof. Certain of the Selling Shareholders are investment funds focused on making equity and debt investments across broad and diverse industries. The Selling Shareholders are not in the business of market-making. The Selling Shareholders are in the business of holding securities solely for investment purposes; they do not seek to underwrite or sell securities on behalf of others. The manner in which the Selling Shareholders conduct their business strongly supports the conclusion that they are not underwriters or otherwise conduits for a primary offering.

6. Whether Under all Circumstances It Appears the Selling Shareholders are Acting as a Conduit for the Company.

The Company will not receive any of the proceeds from the sale of any of the shares of common stock by the Selling Shareholders. The Selling Shareholders have no underwriting or similar relationships with the Company, and are not in the business of underwriting securities. There is no evidence to suggest that any of the Selling Shareholders are acting in concert to effect a coordinated distribution of the shares of common stock being registered. Each of the Selling Shareholders is free to make independent decisions whether to hold or sell their securities based on their own individual investment objectives. The Company respectfully submits that, in light of all of the circumstances, the Selling Shareholders are not acting as an underwriter on behalf of, or as a conduit for, the Company.

Terms of the Convertible Notes

While the terms of the convertible notes are quite onerous on us we believe that the overall circumstances of the offering lead to the conclusion that this is a secondary offering. The terms of the convertible notes do not negate this conclusion as discussed below.

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

1. Conversion Price at a Discount to Market Price.

The conversion price of the convertible notes is set at 60% of the lowest traded market price in the fifteen (15) trading days prior to the conversion date (a 40% discount). In the event of a default, the conversion price adjusts to 50% of the lowest traded market price in the fifteen (15 trading days prior to the conversion date (a 50% discount). Given our situation, these were the best terms we could negotiate. While the Conversion Price of the notes is based on a pricing formula tied to the market price, there is an existing market for the securities. The primary concern for a market-based price is that there is no established market to look to for a fair price. Here, our common stock trades on the OTC Markets platform under the symbol “BIEI.” The average monthly trading volume over the past year is 6,216,427 shares. We assert that this market is sufficient to fairly calculate the conversion price of the Notes. However, the Selling Shareholders will sell at a fixed price until our common stock is listed on a national securities exchange or is quoted on the OTC Bulletin Board, the OTCQX or the OTCQB, at which time the Selling Shareholders will sell their shares at a price based on the market price.

Many registrants have registered shares underlying convertible notes where the notes were convertible at a discount to market price. There is no line at which a discount becomes too much, just a general distaste that we share with regard to these terms, terms that reflect the risk and current financial position of the Company. At the very least, this term alone, in light of all the circumstances, does not prevent us from being eligible to register the underlying shares pursuant to existing regulations.

2. Change in Conversion Price for Subsequent Equity Issuances.

The convertible notes contain a provision in Section 5(b) that adjusts the Conversion Price to the effective price per share of a subsequent issuance that prices our common stock below the Conversion Price. The Conversion Price is already at a 40% discount to the market price. It would be an extremely unlikely situation where we would sell our common stock for less than a 40% discount to market price. It is simply a fair term for the Selling Shareholders that benefits all shareholders because it discourages us from issuing equity securities at an unreasonable discount.

Regardless of the remote likeliness of this being triggered, it places more market risk on the Selling Shareholders and is favorable to existing shareholders. If a Dilutive Issuance occurs, the Selling Shareholders will no longer be able to convert their notes at the normal Conversion Price, which contains a discount to the lowest traded price in the past fifteen days, but the Conversion Price will be made equal to the Base Conversion Price, which does not contain a discount to market price. In the case of a Dilutive Issuance, the discount in the Conversion Price goes away and the Selling Shareholders would have to convert their notes at prices that would likely be the current market price. If the market continues to drop, without further issuances by the Company, the Selling Shareholders will be left with the Base Conversion Price as their Conversion Price.

We believe this feature is one that increases the market risk to the Selling Shareholders and supports registration of the shares underlying the convertible notes consistent with current regulations.

3. Price Per Share Protection.

Section 4.13 of the Securities Purchase Agreement restricts us from entering into a Variable Rate Transaction (as defined in the agreement) until the earlier of (i) the 40th Trading Day following the Effectiveness Date and (ii) the eight month anniversary of the Closing Date. This type of transaction would be harmful to all stockholders, and this term is a reasonable provision under the circumstances. It does not have much of an effect on their market risk. If we are at a point where the only type of financing we can get is through a Variable Rate Transaction, we have run out of options and their investment has already diminished in value. And if they were to enforce this provision at that time, it may only cause their investment to further lose value. Essentially, this may only have an effect if we were to unreasonably enter into a Variable Rate Transaction at a time when it is not prudent to do so. It’s a don’t-do-anything-stupid feature that would benefit all shareholders and doesn’t really affect their market risk.

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

4. Ability to Pay Convertible Notes at Maturity.

As explained in our Registration Statement, we have only just begun to sell our pain management products. Our net operating loss was $1,289,838 for the year ended December 31, 2017 and $69,771 for the three-month period ended March 31, 2018. At March 31, 2018, we had cash on hand of $79,221 and current liabilities (excluding derivative liabilities of $1,574,343) of $551,663. With revenues beginning to come in, we will finally be able to rely on something other than investments from third parties to finance our business. We have previously mentioned our mutual distaste for these convertible notes, but in order to keep the business running until we are generating revenues, we had to take this option.

We have had convertible notes in the past, and last year we were able to repay some of them before conversion. We intend to do all we can to repay the convertible notes before conversion. Our goal has been to get out of these types of investments and into something that is better for us and our existing shareholders. But like any start-up company, we have had to rely on a number of refinancings to keep the business growing. It is likely we will again have to refinance if we must pay the convertible notes at maturity, but with revenues already coming in, we expect to be able to use revenues to pay at least part of the convertible notes and negotiate better terms in any subsequent financings that may be necessary. We believe the rules allow us to register the underlying securities for the reasons set forth herein.

In conclusion, based on these facts and circumstances, and consistent with the Staff’s guidance in C&DIs 612.09 and elsewhere, the Company respectfully submits that the Selling Shareholders’ resale of the shares of common stock under the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

5. We note that the selling shareholders and certain affiliates of the selling shareholders previously registered the resale of shares underlying convertible notes on Form S-1 (333-220268) declared effective October 26, 2017. Please tell us whether the selling shareholders or their affiliates continue to resell shares under the prior Form S-1. If not, please tell us the amount of time that has passed since they have sold substantially all of the shares. In addition, please revise your disclosure in the current Form S-1 to provide a materially complete description of the relationship between the selling shareholders and the company within the past three years. Refer to Item 507 of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

Response: The Selling Shareholders from the prior Form S-1 have sold a total of 65,896,049 shares of common stock under the prior Form S-1. They have informed us that they have not yet completed the offering and have 39,103,951 registered shares remaining to be sold.

We have added the following disclosure under the heading “Selling Shareholders” on page 23.

The Company has had an ongoing relationship with certain affiliates of the Selling Shareholders going back to 2015. In addition to the sale of the Notes to the Selling Shareholders, we have entered into the following financing transactions with affiliates of the Selling Shareholders:

•	Convertible Promissory Notes issued to Redwood Management, LLC (“Redwood”) as follows:

•	On May 27, 2016, received net proceeds of $85,000 in exchange for a note with a principal amount of $105,000;

•	On March 11, 2016, received net proceeds of $90,000 in exchange for a note with a principal amount of $105,000;

•	On March 7, 2016, received net proceeds of $67,500 in exchange for a note with a principal amount of $78,750;

•	On February 24, 2016, received net proceeds of $67,500 in exchange for a note with a principal amount of $78,750;

•	On January 8, 2016, received net proceeds of $107,500 in exchange for a note with a principal amount of $131,250;

•	On December 28, 2015, received net proceeds of $130,000 in exchange for a note with a principal amount of $157,500;

•	On December 15, 2015, received net proceeds of $25,000 in exchange for a note with a principal amount of $27,500;

•	On September 21, 2015, received net proceeds of $45,000 in exchange for a note with a principal amount of $48,000; and

•	On September 2, 2015, received net proceeds of $50,000 in exchange for a note with a principal amount of $55,000.

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

•	Stock Purchase Agreement dated May 27, 2016 for the sale of up to $2,000,000 of our shares of common stock to Redwood over a three-year period. An aggregate of $153,843 was sold under this agreement before it was cancelled.

•	Warrant Purchase Agreement dated October 10, 2016 whereby Redwood purchased a warrant for $300,000 from another investor and we issued a convertible note for the same amount to Redwood.

•	Securities Purchase Agreement dated March 30, 2017 to sell an aggregate of $600,000 of our common stock and warrants to various affiliates of the Selling Shareholders. Some of these securities were exchanged for convertible notes on August 8, 2017.

Further details of these transactions have been disclosed in our past filings with the Commission.

6. Please note that an at-the-market offering under Rule 415 is not available for registrants that are quoted on the OTC Pink marketplace. Please revise to provide a fixed price for the offering until you are quoted by the OTC Bulletin Board, the OTCQX or OTCQB or are listed on an exchange.

Response: We have revised our prospectus on the cover page and on pages 4 and 24 to provide that shares will be offered by the Selling Shareholders at a fixed price of $0.005 per share, until the Company’s common stock is listed on a national securities exchange or is quoted on the OTC Bulletin Board, the OTCQX or the OTCQB, at which time the Selling Shareholders will sell their shares at a price based on the market price.

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Thank you for your time and attention to this matter. Should you have any questions, please contact me, at (801) 433-2453.

Very truly yours,

By:	/s/ Brian A. Lebrecht
Brian A. Lebrecht
Clyde Snow & Sessions, PC